SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2010
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                     .

Summary of 2010 3Q Business Report
On November 15, 2010, Shinhan Financial Group (“SFG”) filed its 2010 3Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.
[Table of Contents]

1.	Introduction of the Group
2.	Business Results
3.	Independent Auditor
4.	Directors, Executive Officers and Employees
5.	Major Shareholders and Market Price Information of Our Common Shares and ADRs
6.	Related Party Transactions
EX-99.1
Exhibit 99.1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2010

1. Introduction of the Group
Company History in 2009 through 2010 (as of September 30, 2010)
▪	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

▪	June 2009: SH&C separated from SFG after SFG consummated share transfers of SH&C

▪	August 2009: Corporate name of Good Morning Shinhan Securities changed to Shinhan Investment Corporation

▪	September 2009: Shinhan Bank Japan became an indirect subsidiary of SFG

▪	October 2009: Shinhan Vietnam Bank became an indirect subsidiary of SFG

▪	November 2009: Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

▪	December 2009: Shinhan Capital Petra PEF became an indirect subsidiary of SFG

▪	January 2010: Shinhan Data System became a subsidiary of SFG

▪	June 2010: CHB Valuemeet 2001 First, Second and 2002 First SPC were disaffiliated from SFG

▪	August 2010: Shinhan Macquarie Financial Advisory separated from SFG
Principal Subsidiaries under Korean Law (as of September 30, 2010)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank1)	68.9%
Shinhan BNP Paribas Asset Management2)	65.0%
Shinhan Data System3)	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

2)	In January 2009, SH Asset Management and Shinhan BNP Paribas ITMC merged to form Shinhan BNP Paribas Asset Management.

3)	In January 2010, Shinhan Data System, formerly a subsidiary of Shinhan Bank became a direct subsidiary of the Group.

Indirect subsidiaries held through direct subsidiaries

		Ownership
Direct Subsidiaries	Indirect Subsidiaries	by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Vina Bank	50.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank	100.0%
Shinhan Card	Shinhan-KT Mobile Card	50.0%
Shinhan Investment Corp.	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
	Shinhan Investment Corporation Asia Ltd.	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 1)
	Shinhan Private Equity Fund II	2.2	% 2)
Shinhan Capital	PETRA PEF	23.8%

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
Number of Shares (As of September 30, 2010)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	28,990,000
Redeemable Convertible Preferred Shares	14,721,000
Total	517,910,587

2. Business Results
Operation Results
(KRW billion)

	2010 3Q	2009	2008
	(Jan. 1 ~ Sept. 30)	(Jan. 1~Dec. 31)	(Jan. 1~Dec. 31)
Operating income	2,759.1	2,097.9	3,039.2
Non-operating income	98.4	126.2	223.6
Non-operating expense	91.2	244.7	261.9
Earnings before income tax	2,766.3	1,979.4	3,000.9
Income taxes	737.6	666.7	971.2
Pre-acquisition income in subsidiaries	0.0	0.0	(0.4)
Consolidated net income	2,028.7	1,328.2	2,025.6
Net income in majority interest	2,019.6	1,305.3	2,018.6
Net income in minority interest	9.1	22.9	7.0

F	Some of the totals may not sum due to rounding.

Source and Use of Funds
Source of Funds

	2010				2009				2008
	(Jan. 1 ~ Sept. 30)				(Jan. 1 ~ Dec. 31)				(Jan. 1 ~ Dec. 31)
	Average	Ratio	Interest	Interest	Average	Ratio	Interest	Interest	Average	Ratio	Interest	Interest
(In KRW billion, %)	Balance	(%)	Paid	Rate (%)	Balance	(%)	Paid	Rate (%)	Balance	(%)	Paid	Rate (%)
Source
Fund in KRW
Deposits	136,374.9	51.43	2,936.4	2.88	117,649.1	45.05	3,643.5	3.10	95,834.7	38.71	3,911.6	4.08
CD	5,080.7	1.92	175.4	4.62	11,462.6	4.39	644.7	5.62	15,737.2	6.36	960.0	6.10
Borrowing	6,489.8	2.45	141.8	2.92	7,409.0	2.84	251.9	3.40	6,727.7	2.72	333.2	4.95
Call Loan	2,203.9	0.83	32.5	1.97	1,328.4	0.51	33.3	2.51	2,191.2	0.89	104.3	4.76
Debenture	34,324.0	12.94	1,388.8	5.41	38,241.6	14.64	2,084.0	5.45	41,853.2	16.91	2,497.0	5.97
Others	4,180.4	1.58	95.7	3.06	6,461.1	2.47	248.8	3.85	7,624.3	3.08	425.9	5.59
Subtotal	188,653.7	71.15	4,770.6	3.38	182,551.8	69.91	6,906.2	3.78	169,968.3	68.66	8,232.0	4.84
Fund in Foreign Currency
Deposits	11,685.2	4.41	110.7	1.27	10,550.7	4.04	218.7	2.07	6,743.1	2.72	179.1	2.66
Borrowing	6,302.7	2.38	63.7	1.35	7,776.1	2.98	183.3	2.36	9,794.5	3.96	308.3	3.15
Call Loan	643.3	0.24	2.5	0.52	1,188.4	0.46	36.7	3.09	1,091.3	0.44	46.6	4.27
Debenture	5,080.8	1.92	64.3	1.69	5,292.0	2.03	97.0	1.83	4,931.6	1.99	189.7	3.85
Others	265.7	0.10	13.2	6.64	201.4	0.08	5.7	2.83	1,093.8	0.44	44.5	4.07
Subtotal	23,977.7	9.04	254.4	1.42	25,008.6	9.58	541.4	2.16	23,654.3	9.56	768.2	3.25
Interest bearing funding	212,631.4	80.19	5,025.0	3.16	207,560.4	79.49	7,447.6	3.59	193,622.6	78.22	9,000.2	4.65
Others
Shareholder equity	21,802.7	8.22	0	0.00	19,719.7	7.55	0.0	0.00	18,184.7	7.35	0.0	0.00
Loan loss reserve	1,497.2	0.56	0	0.00	1,548.8	0.59	0.0	0.00	1,570.7	0.63	0.0	0.00
Others	29,225.4	11.02	0	0.00	32,297.8	12.37	0.0	0.00	34,171.0	13.80	0.0	0.00
Non-interest bearing funding	52,525.3	19.81	0	0.00	53,566.3	20.51	0.0	0.00	53,926.4	21.78	0.0	0.00
Total Funding	265,156.7	100.00	5,025.0	2.53	261,126.7	100.00	7,447.6	2.85	247,549.0	100.00	9,000.2	3.64

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

	2010				2009				2008
	(Jan. 1 ~ Sept. 30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
	Average	Ratio	Interest	Interest	Average	Ratio	Interest	Interest	Average	Ratio	Interest	Interest
(In KRW billion, %)	Balance	(%)	Paid	Rate (%)	Balance	(%)	Paid	Rate (%)	Balance	(%)	Paid	Rate (%)
Use
Fund in KRW
Deposits	13,170.8	4.97	87.5	0.89	11,055.7	4.23	174.8	1.58	7,376.0	2.98	258.1	3.50
Securities	51,826.2	19.55	1,556.7	4.02	48,785.8	18.68	2,044.4	4.19	42,543.3	17.19	2,049.7	4.82
Loans	132,927.3	50.13	5,701.5	5.73	60,544.2	23.19	3,295.5	5.44	122,447.1	49.46	8,960.2	7.32
(Household)	62,648.4	23.63	2,540.2	5.42	60,544.2	23.19	3,295.5	5.44	57,406.1	23.19	4,092.5	7.13
(Corporate)	70,278.9	26.50	3,161.3	6.01	70,344.1	26.94	4,184.6	5.95	65,041.0	26.27	4,867.7	7.48
Advances for customers	34.8	0.01	0.2	0.77	81.9	0.03	1.1	1.34	39.7	0.02	1.1	2.77
Call Loan	2,964.3	1.12	47.0	2.12	1,464.8	0.56	38.8	2.65	1,066.7	0.43	49.6	4.65
Debenture	2,451.9	0.92	110.9	6.05	2,825.5	1.08	164.9	5.84	3,245.7	1.31	204.1	6.29
Credit Card Assets	14,472.8	5.46	2,547.8	23.54	11,823.6	4.53	3,148.8	26.63	10,055.1	4.06	2,783.9	27.69
(Card Loan)	3,046.1	1.15	381.6	16.75	2,530.1	0.97	392.6	15.52	2,968.1	1.20	535.1	18.03
Others	4,796.8	1.81	262.6	7.32	6,219.0	2.38	401.7	6.46	6,579.6	2.66	471.5	7.17
Loan loss reserve	-3,479.4	(1.31)	0	0.00	-3,519.2	(1.35)	0.0	0.00	-3,050.2	(1.23)	0.0	0.00
Subtotal	219,165.5	82.66	10,314.2	6.29	209,625.4	80.28	13,454.6	6.42	190,303.0	76.87	14,778.2	7.77
Fund in Foreign Currency
Deposits	2,926.2	1.10	26.8	1.22	2,883.5	1.10	21.4	0.74	1,657.3	0.67	39.4	2.38
Securities	2,278.7	0.86	22.7	1.33	2,331.8	0.89	53.3	2.29	2,011.7	0.81	89.1	4.43
Loan	13,403.1	5.05	343.3	3.42	13,368.1	5.12	518.5	3.88	14,175.9	5.73	687.3	4.85
Call loan	1,118.4	0.42	4.2	0.50	1,154.1	0.44	9.4	0.81	864.0	0.35	23.5	2.72
Bills bought	3,517.2	1.33	69.3	2.63	3,076.0	1.18	152.1	4.94	3,962.1	1.60	179.1	4.52
Others	310.3	0.12	8.4	3.62	379.9	0.15	14.7	3.87	549.3	0.22	46.6	8.48
Loan loss reserve	-369.2	(0.14)	0	0.00	-273.3	(0.10)	0.0	0.00	-234.2	(0.09)	0.0	0.00
Subtotal	23,184.7	8.74	474.7	2.74	22,920.1	8.78	769.4	3.36	22,986.1	9.29	1,065.0	4.63
Interest earning funding	242,350.2	91.40	10,788.9	5.95	232,545.5	89.05	14,224.0	6.12	213,289.0	86.16	15,843.2	7.43
Others
Cash	2,256.7	0.85	0	0.00	2,289.3	0.88	0.0	0.00	2,374.6	0.96	0.0	0.00
PP&E	2,359.1	0.89	0	0.00	2,370.0	0.91	0.0	0.00	2,419.4	0.98	0.0	0.00
Others	18,190.7	6.86	0	0.00	23,921.9	9.16	0.0	0.00	29,466.0	11.90	0.0	0.00
Non-interest earning funding	22,806.5	8.60	0	0.00	28,581.2	10.95	0.0	0.00	34,260.0	13.84	0.0	0.00
Total use of funds	265,156.7	100.00	10,788.9	5.44	261,126.7	100.00	14,224.0	5.45	247,549.0	100.00	15,843.2	6.40

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Financial information for 2010 3Q contained in this section are provisional figures.
Group BIS Ratio
(KRW million)

	Sept. 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Aggregate Amount of Equity Capital (A)	23,708,240	22,572,130	18,723,461
Risk-Weighted Assets (B)	182,811,400	179,083,070	183,741,412
BIS Ratio (A/B) 1)	12.97%	12.60%	10.19%

1)	In accordance with the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I is used as an index for measuring capital adequacy.
Won Liquidity Ratio
(KRW million)

	Sept. 30, 2010	2009	2008 1)
Won Assets due within 1 months (A)	695,531	470,681	920,661
Won Liabilities due within 1 months (B)	165,117	376,446	690,397
Won Liquidity Ratio (A/B)	421.24%	125.03%	133.35%

1)	2008 figures are due within 3 months
Liabilities to Equity Ratio
(KRW million)

	Sept. 30, 2010	2009	2008
Liabilities (A)	6,648,620	6,392,346	8,307,683
Equity (B)	22,261,667	20,728,361	17,605,883
Liabilities to Equity Ratio (A/B)	29.86%	30.84%	47.19%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	Sept. 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank 2)	16.26	15.13	13.44

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	Basel II FIRB Approach was applied in calculating BIS.

(2) Adjusted Equity Capital Ratio (%)

	Sept. 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Card	25.17	26.73	20.32

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
(3) Net Capital Ratio (%)

	Sept. 30, 2010	Mar. 31, 2010	Mar. 31, 2009
Shinhan Investment Corp.	654.01%	558.65	678.79

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Shinhan Investment Corp. is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	Sept. 30, 2010	Mar. 31, 2010	Mar. 31, 2009
Shinhan Life Insurance	363.96	306.24	208.60

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.

*	2010 figures are calculated in Risk-Based Capital solvency ratios and 2009 figure is calculated in solvency margin ratio. Solvency margin ratios for Sept. 30, 2010 & Mar. 31, 2010 are 232.8% and 223.0% respectively.
Non- Performing Loans of Certain Subsidiaries 1)
(1) Non- Performing Loans
(KRW million)

	Sept. 30, 2010		Dec. 31, 2009		Dec. 31, 2008
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank	1,856,564	1.21	1,158,985	0.77	1,306,316	0.85
Shinhan Card 2)	300,613	1.85	435,083	3.08	339,101	2.91

	Sept. 30, 2010		Mar. 31, 2010		Mar. 31, 2009
		NPL to		NPL to		NPL to
	Balance of	total	Balance of	total	Balance of	total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Investment Corp. 2)	173,316	14.64	230,228	17.90	125,366	12.14
Shinhan Life Insurance 3)	35,825	1.38	38,298	1.47	40,369	1.69

1)	Non-performing loans of banks are defined as those loans are past due longer than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss. ” Under the Group’s internal measures, non-performing loans of Shinhan Investment Corp., and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Non-performing loans of Life Insurance Company are defined as loans past due longer than 90 days

(2) Loan Loss Allowances & Write-offs for the period
(KRW million)

	Jan. 1, 2010 ~	Jan. 1, 2009 ~	Jan. 1, 2008 ~
	Sept. 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank
Allowance for Possible Loan Losses	3,119,636	2,641,918	2,661,427
Allowance for doubtful accounts on Acceptance and Guarantees	153,759	105,629	113,669
Allowances for Losses Related to Unused Ceiling	278,075	267,859	249,442
Other Allowances	92,392	88,337	69,557
Allowance for Valuation of Bonds	7,203	7,609	8,152
Total	3,651,065	3,111,352	3,102,247

Write-offs	331,504	1,006,941	340,942
Shinhan Card
Allowance for Possible Loan Losses	593,008	793,469	773,960
Allowance for reward on credit card use	283,638	273,233	246,429
Allowances for Losses Related to Unused Ceiling	507,367	488,559	485,738
Other Allowances	8,833	12,619	22,325
Total	1,392,845	1,567,880	1,528,452

Write-offs	392,826	469,087	603,883

	Apr. 1, 2010 ~	Apr. 1, 2009 ~	Apr. 1, 2008 ~
	Sept. 30, 2010	Mar. 31, 2010	Mar. 31, 2009
Shinhan Investment Corp.
Allowance for Possible Loan Losses	127,158	168,257	110,753
Other Allowances	21,942	21,942	—
Total	149,100	190,199	110,753

Write-offs	7,234	14,838	502
Shinhan Life Insurance
Allowance for Possible Loan Losses	39,573	37,705	31,589
Total	39,573	37,705	31,589

Write-offs	3,599	6,230	1,330

Note that the financial information contained in the following four tables (Twenty Largest Exposres by Borrower, Exposure to Main Debtor Group, Loan Concentration by Industry and Top Twenty Non-Performing Loans) have been formulated under the non-consolidated basis of Shinhan Bank.
Twenty Largest Exposures by Borrower

(KRW billion)
			Loans in
			Foreign	Equity	Debt	Guarantees and	Total
Rank	As of Sept. 30, 2010	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
1	Ministry of Strategy & Finance	—	—	—	9,873	—	9,873
2	Bank of Korea	—	—	—	3,660	—	3,660
3	Korea Deposit Insurance Corporation	—	—	—	2,147	—	2,147
4	Hyundai Heavy Industries Co., Ltd.	100	4	2	10	1,886	2,002
5	Hyundai Samho Heavy Industries Co., Ltd.	35	—	—	—	1,145	1,180
6	Samsung Heavy Industries Co., Ltd.	234	—	—	—	875	1,109
7	POSCO	—	—	900	91	—	991
8	Woori Bank	—	—	—	940	—	940
9	Hyundai Mipo Dockyard Co., Ltd.	—	—	3	—	879	882
10	Kookmin Bank	—	—	—	877	—	877
11	Songdo Cosmopolitan City Development Inc.	843	—	—	—	—	843
12	Industrial Bank of Korea	—	—	—	823	—	823
13	Korea Development Bank	—	—	—	815	—	815
14	Samsung Electronics	—	786	6	—	0	792
15	STX Offshore & Shipbuilding Co., Ltd.	—	—	—	—	700	700
16	SK Energy	199	82	—	36	330	647
17	Korea Land & Housing Corporation	—	—	—	605	—	605
18	Hynix Semiconductor	105	78	317	—	88	588
19	KEPCO	—	—	28	555	—	584
20	Hana Bank	—	—	—	573	—	573
	Total	1,516	950	1,256	21,005	5,904	30,631

1)	Shinhan Bank’s non-consolidated figures

Exposure to Main Debtor Groups

(KRW billion)
		Loans in			Guarantees
		Foreign	Equity	Debt	and	Total
As of Sept. 30, 2010	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
Hyundai Heavy Industries	300	32	4	10	4,003	4,350
Samsung	665	968	421	122	1,230	3,406
Hyundai Motors	1,028	615	29	61	357	2,090
SK	625	282	392	71	507	1,876
POSCO	256	100	902	64	364	1,686
LG	510	510	2	10	277	1,310
STX	185	109	48	—	742	1,084
Lotte	620	2	1	134	70	827
LS	367	14	—	82	178	641
GS	154	21	—	61	368	605
Total	4,711	2,653	1,799	616	8,097	17,876

1)	Shinhan Bank’s non-consolidated figures
Loan Concentration by Industry

(KRW million)
			Loans in Foreign
	Loans in Won		Currency		Others		Total Loans
As of Sept. 30, 2010	Amount	Weight (%)	Amount	Weight (%)	Amount	Weight (%)	Amount	Weight (%)
Manufacturing	20,625,758	16.34	2,391,558	36.28	7,586,091	54.21	30,603,407	20.85
Retail and wholesale	11,769,378	9.33	549,077	8.33	1,717,651	12.27	14,036,106	9.56
Real estate and rental service	15,854,520	12.56	587,828	8.92	544,063	3.89	16,986,411	11.57
Construction	4,870,999	3.86	16,892	0.26	742,462	5.31	5,630,353	3.84
Lodging and restaurants	3,978,462	3.15	55,354	0.84	83,667	0.60	4,117,483	2.81
Financial service and insurance	2,675,825	2.12	738,259	11.20	2,535,123	18.12	5,949,207	4.05
Others corporate loans	6,513,692	5.17	2,252,391	34.17	758,549	5.60	9,551,632	6.50
Household loans	59,913,064	47.47	—	—	—	—	59,913,064	40.82
Total	126,201,698	100.00	6,591,359	100.00	13,994,606	100.00	146,787,663	100.00

1)	Shinhan Bank’s non-consolidated figures

Top Twenty Non-Performing Loans

As of Sept. 30, 2010	(KRW billion)

		Gross Principal	Allowance for Loan
Borrower	Industry	Outstanding	Losses
A	Manufacturing	42	24
B	Manufacturing	23	6
C	Manufacturing	29	13
D	Transportation	22	2
E	Manufacturing	18	3
F	Manufacturing	16	6
G	Transportation	14	5
H	Real estate, leasing and service	14	6
I	Manufacturing	13	10
J	Real estate, leasing and service	13	2
K	Real estate, leasing and service	13	10
L	Manufacturing	12	6
M	Manufacturing	11	5
N	Others	10	3
O	Real estate, leasing and service	9	0
P	Transportation	9	2
Q	Construction	9	4
R	Others	8	1
S	Manufacturing	8	5
T	Others	8	1
	Total	302	114

1)	Non-performing loans are defined as loans past due longer than 90 days

2)	Shinhan Bank’s non-consolidated figures

3. Independent Auditor
Audit Opinion for the last 3 years

	2010 3Q	2009 3Q	FY 2009	FY 2008
Audit Opinion	—	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment		Working
Year	Auditor	(KRW mil.)	Details	hours
2010 3Q	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	2,620 hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Shee Yul Ryoo 1)	Sept. 5, 1938	Acting Chairman, President & CEO	1 years starting from March 24, 2010
Risk Management Committee chair
Board Steering Committee member
Compensation Committee member

Sang Hoon Shin	Jul. 1, 1948	President & CEO 2)	2 years starting from March 17, 2009

1)	Mr. Shee Yul Ryoo assumed the roles of former Chairman- Mr. Eung Chan Ra upon his resignation.

Please refer to our Form 6-K filed on November 1, 2010 for details

2)	Mr. Sang Hoon Shin has been suspended from his duty since September 14, 2010 by the Board of Directors’ resolution. Please refer to our Form 6-K filed on September 14, 210 for details.
2) Non-Executive Directors
     Currently, 10 non-executive directors are in office, 8 of which outside directors who are nominated by our Outside

Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 24, 2010.
Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Eung Chan Ra	Nov. 25, 1938	X	—	3 years starting from March 24, 2010
Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009
Byung-il Kim	Sep. 1, 1945	O	Compensation Committee chair
			Board Steering Committee member	1 year starting from March 24, 2010
Yo Koo Kim	Mar. 23, 1950	O	Audit Committee member	1 year starting from March 24, 2010
Hui Mook Kim	Aug. 17, 1957	O	—	1 year starting from March 24, 2010
Ke Sup Yun	May 20, 1945	O	Audit Committee chair	1 year starting from March 24, 2010
Risk Management Committee member
Compensation Committee member
Sung Bin Chun	Jan. 21, 1953	O	Chairman of Board of Directors	1 year starting from March 24, 2010
Board Steering Committee member
Audit Committee member
Haeng Nam Chung	Mar. 15, 1941	O	Board Steering Committee member	1 year starting from March 24, 2010
Yoji Hirakawa	Feb. 13, 1953	O	—	1 year starting from March 24, 2010
Philippe Aguignier	Sep. 26, 1957	O	Risk Management Committee member	1 year starting from March 24, 2010
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 26, 2010.
     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President & Chief Financial Officer	- Finance Management Team
- Investor Relations Team
- Strategic Planning Team
- Global Business Strategy Team
- Shinhan FSB Research Institute
Sung Ho Wi	Jun. 12, 1958	Deputy President	- General Affairs Team
- Business Management Team
- Public Relations Team
- CSR & Culture Management Team
Jung Kee Min	Mar. 13, 1959	Executive Vice President	- Synergy Management Team
- Information & Technology Planning Team
- Audit Team
Hyo Il Lee	Sep. 26, 1959	Managing Director	- Synergy Management Team
Yee Yong Jo	Feb. 13, 1957	Managing Director	- Compliance Team
Sam Yong Lee	June 11, 1953	Managing Director	- Risk Management Team

Stock Options (as of Sept. 30, 2010)

				No. of
	No. of	No. of	No. of	Exercisable
	Granted	Exercised	Cancelled	Options		Exercise
	Options (A)	Options (B)	Options (C)	(D = A - B - C)	Exercise Period	Price
Granted in 2005	2,620,331	755,760	251,300	1,613,271	2008.3.30~2012.3.29	28,006
Granted in 2006	3,206,173	191,170	480,300	2,534,703	2009.3.21~2013.3.20	38,829
Granted in 2007	1,231,169	0	148,700	1,082,469	2010.3.20~2014.3.19	54,560
Granted in 2008	808,700	0	146,896	661,804	2011.3.19~2015.3.18	49,053
Granted in 2009	614,735	0	614,735	0	2012.3.17~2016.3.16	23,405
Total	8,481,108	946,930	1,641,931	5,892,247	—	—
Note) The weighted-average exercise price of outstanding exercisable options as of Sept. 30, 2010 is KRW 39,904.
Employees (as of Sept. 30, 2010)

			Total Salaries and wages	Average Payment
	Number of		paid in 2010	per person
	Employees	Average length of Service	(KRW million)	(KRW million)
Total	145	2 years 2 months	8,499	58.6

5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders 1) of Shinhan Financial Group as of Sept. 30, 2010

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	30,106,276	6.35
National Pension Service	23,915,225	5.04

1)	Shareholders who own beneficial ownership of 5% or more.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

	Apr. 2010	May 2010	June 2010	July 2010	Aug. 2010	Sept. 2010
Price per share
High	49,100	47,150	47,200	49,200	49,100	46,200
Low	45,150	41,050	43,300	44,300	45,100	42,300
Avg.	47,214	43,892	46,002	47,264	47,000	43,747
Trading Volume	41,082,098	31,413,955	29,798,840	30,636,767	24,140,249	54,422,382
Highest Daily Trading Volume	1,867,368	2,542,563	2,866,392	2,479,092	1,675,582	8,441,035
Lowest Daily Trading Volume	970,832	924,396	825,333	680,553	731,963	1,157,371

American Depositary Shares traded on the New York Stock Exchange	(USD, number of shares)

	Apr. 2010	May 2010	June 2010	July 2010	Aug. 2010	Sept. 2010
Price per share
High	88.35	85.14	79.17	83.36	84.91	79.40
Low	81.51	66.31	69.44	73.09	75.42	72.77
Avg.	84.93	74.86	75.34	79.50	79.70	75.91
Trading Volume	949,667	1,214,625	1,354,999	1,010,625	804,623	849,639
Highest Daily Trading Volume	84,994	142,378	115,236	96,979	72,180	86,709
Lowest Daily Trading Volume	14,565	13,715	40,118	17,688	11,592	11,067

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

		Origination	Maturity	Funding	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Investment Corporation	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70	—	70	—
Shinhan Investment Corporation	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100	—	—	100
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50	—	50	—
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100	—	100	—
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50	—	—	50
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50	—	—	50
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	50	—	—	50
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	150	—	—	150
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	200	—	—	200
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	50	—	—	50
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	200	—	—	200
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	100	—	—	100
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	50	—	—	50
Shinhan PE	Loan in KRW	2009-08-13	2010-08-13	3.93%	3.99%	5	—	5	0
Shinhan PE	Loan in KRW	2010-08-13	2011-08-12	3.58%	3.64%	—	5	—	5
Shinhan Capital	Loan in KRW	2010-09-28	2013-09-28	3.95%	4.12%	—	100	—	100
Total	—	—	—	—	—	1,575	105	225	1,455

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : November 15, 2010